                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No.   )*


                          MAXICARE HEALTH PLANS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   577904204
                                 (CUSIP Number)

                              Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                            Heartland Advisors, Inc.
                            790 N. Milwaukee Street
                             Milwaukee,  WI  53202
                                  414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 8, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   577904204                 13D



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          HEARTLAND ADVISORS, INC.
          #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                             (a)  [  ]
                                             (b)  [  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS  (See Instructions)
        00 - Funds of investment advisory clients

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                              [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          WISCONSIN, U.S.A.

     NUMBER OF              7.  SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 3,308,300
     OWNED BY
       EACH                 8.  SHARED VOTING POWER
     REPORTING
      PERSON                    None
       WITH
                            9.  SOLE DISPOSITIVE POWER

                                3,496,400

                            10.  SHARED DISPOSITIVE POWER
                                 None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,496,400

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.5%

14.  TYPE OF REPORTING PERSON (See Instructions)
               IA

CUSIP No. 577904204                      13D


Item 1. Security and Issuer.
        --------------------

     This statement relates to the shares of the common stock, $0.01 par value per share, of Maxicare Health Plans, Inc. (the "Shares"), a Delaware Corporation (the "Company"). The principal executive offices of the Company are located at 1149 South Broadway Street, Los Angeles, CA 90015.

Item 2. Identity and Background.
        ------------------------

     This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"). HAI is a registered investment advisor which provides investment advisory services to series of Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts").

     William J. Nasgovitz, President of HAI, is a controlling person of HAI through his ownership of a majority of its outstanding stock. Information regarding Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI is set forth in Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     The Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, holds an aggregate of 1,631,400 Shares, which were purchased for cash in the amount of $28,376,164.81, including brokerage commissions. The assets of the Heartland Fund were used to purchase such Shares and no part of the purchase price was represented by borrowed funds.

     The Accounts own an aggregate of 1,865,000 Shares, which were purchased for cash, or on margin in accordance with margin agreements on industry standard terms, in the amount of $28,166,705.39, including brokerage commissions. Except for margin purchases, the assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

Item 4. Purpose of Transaction.
        ----------------------

     The purpose of HAI in having the Heartland Fund and the Accounts purchase Shares was to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of Heartland Group and by the advisory clients for the Accounts.

     A representative of the Company contacted HAI regarding its position with respect to support of a Bylaw Amendment to facilitate shareholder nominations to the Board and a related amendment to a shareholder rights agreement as well as a proposal to nominate a slate of specific nominees to the Board and the reimbursement of certain expenses of a dissident shareholder incurred in connection with negotiating the proposals and certain other activities relating thereto. In response, HAI indicated that it would consider and be willing to support proposals in this regard if shareholders were asked to do so, assuming of course, that it determined the proposals to be in the best interests of its clients.

     Except as set forth herein, HAI has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming delisted, unauthorized for quotation, or eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934.

     As permitted by law, HAI may purchase additional Shares or dispose of any or all of the Shares from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluations of the prospects of the Company and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) As investment advisor to the Heartland Fund and the Accounts, HAI may be deemed the beneficial owner of 3,496,400 Shares of the Company. To the best knowledge of HAI, none of the persons named in Schedule A hereto beneficially owns any other Shares of the Company.

     (b) HAI, as investment advisor to the Heartland Fund and the Accounts, has sole power to dispose of all 3,496,400 Shares held by the Heartland Fund and the Accounts. HAI has sole power to vote the 1,631,400 Shares held by the Heartland Fund in accordance with voting guidelines approved by Heartland Group's Board of Directors. HAI, as investment advisor to the Accounts, has sole power to vote or direct the voting of 1,676,900 Shares, and no power to vote or to direct the voting of 188,100 Shares, owned by the Accounts. To the best knowledge of HAI, other than in connection with their respective positions and relationships with HAI, none of the persons named in Schedule A hereto has the sole power to dispose of or to vote Shares of the Company.

     (c) Neither HAI nor, to the best knowledge of HAI, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past 60 days.

     (d) Since the Shares are held in investment advisory accounts of HAI, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. The interest of the Heartland Value Fund individually relates to more than 5% of the class.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

     Neither HAI nor, to the best knowledge of HAI, any of the persons named in Schedule A hereto has any contract, arrangement, understanding or relationship on behalf of the Heartland Fund or the Accounts with any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

     Not applicable.
                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 15, 1998
                             HEARTLAND ADVISORS, INC.

                             By:  PATRICK J. RETZER
                                   Patrick J. Retzer
                                   Senior Vice President/Treasurer

                                   Schedule A
                                   ----------



     The name and present principal occupation or employment of each executive officer and director of HAI are set forth below. The business address of each person is 790 N. Milwaukee Street, Milwaukee, WI 53202. All of the persons listed below are U.S. citizens.

                      Name                                   Principal Occupation
                      ----                                   --------------------

     William J. Nasgovitz                       Director, President,  Heartland Advisors, Inc.;
                                                Director, President, Heartland Group, Inc.

     Patrick J. Retzer                          Director, Senior Vice President/Treasurer,
                                                Heartland Advisors, Inc.; Director, Vice
                                                President/Treasurer, Heartland Group, Inc.

     Jilaine H. Bauer                           Senior Vice President and General Counsel,
                                                Heartland Advisors, Inc.

     Kenneth J. Della                           Chief Financial Officer, Heartland Advisors,
                                                Inc.

     Lois J. Schmatzhagen                       Secretary, Heartland Advisors, Inc.; Secretary,
                                                Heartland Group, Inc.

     Kevin D. Clark                             Senior Vice President - Trading, Heartland
                                                Advisors, Inc.

     Eric J. Miller                             Senior Vice President, Heartland Advisors, Inc.

     Paul T. Beste                              Investment Operations Officer, Heartland
                                                Advisors, Inc.; Vice President and Principal
                                                Accounting Officer, Heartland Group, Inc.